Holland Series Fund, Inc.: Holland Balanced Fund
P.O. Box 44183
Denver, CO 80202
Via EDGAR Correspondence
January 26, 2010
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Holland Series Fund, Inc. (“Registrant”), SEC File No. 33-95026 and 811-9060, Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)
Dear Mr. DiStefano:
     We are writing in response to the additional comment you provided telephonically to David James on Monday, January 25, 2010 with respect to the correspondence filed by EDGAR on January 12, 2010. On behalf of the Registrant, we have set out below the SEC staff’s comment, along with our response.
1. Comment: Under the section “A Summary of the Fund: Performance Comparison Table” in the Prospectus, the “Average Annual Total Returns” table includes comparisons to a broad-based securities market index, as well as a supplemental index and the performance of peers. The SEC believes that a description for each comparison index should be included in the introduction to the table.
     Response: We have relocated the information about index descriptions from the section entitled “Comparison Indices” to constitute a new paragraph that precedes the “Average Annual Total Returns” table. The revised introductory section for the “Average Annual Total Returns” table is shown below (relocated language underlined):
“The Fund’s after-tax returns listed below are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Additionally, actual after-tax returns depend on an investor’s tax situation and may differ from those shown below, and after-tax returns shown below are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as individual retirement accounts.

The Lipper Balanced Fund Index tracks funds whose primary objective is to conserve principal by maintaining at all times a balanced portfolio of both stocks and bonds. Typically, the stock/bond ratio ranges around 60%/40%. The Standard & Poor’s 500 Index (the “S&P 500”) is a capitalization-weighted index of 500 widely held stocks recognized by investors to be representative of the stock market in general. The S&P 500 is unmanaged and does not reflect the actual cost of investing in the instruments that comprise the index. The 90-Day U.S. Treasury Bill Index is an unmanaged index that measures the average return on three month U.S. Treasury Bills.”

     You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.
Very truly yours,
/s/ David James
David James
Vice President and Managing Counsel
State Street Bank and Trust Company

EXHIBIT
January 26, 2010
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Holland Series Fund, Inc. (“Registrant”), SEC File No. 33-95026 and 811-9060, Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)
Dear Mr. DiStefano:
In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 16 to the Registrant’s registration statement filed on Form N-1A for the Registrant on November 20, 2009 (“Registration Statement”), the Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.
We hope that the foregoing is responsive to your request made on January 4, 2010. Please do not hesitate to contact the undersigned at 617-662-1742 if you have any questions concerning the foregoing.
Very truly yours,
/s/ David James
David James
Vice President and Managing Counsel
State Street Bank and Trust Company

3